FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2008	CRYPTOLOGIC LIMITED ____________________________ Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

MAHARAJAH CLUB BECOMES CRYPTOLOGIC’S NEWEST LICENSEE

CryptoLogic becomes sole provider to major gaming site

targeting UK’s large Southeast Asian community

May 12, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet gaming software, has signed a contract with Maharaja Gaming to be the sole provider of online gaming software for Maharajah Club – one of the largest gaming sites for Southeast Asian communities in the U.K. and around the world.

“With a strong core business in Europe and an emerging business in Asia, CryptoLogic will work diligently with Maharajah Club to bring the Southeast Asian community a truly exceptional gaming experience,” said Brian Hadfield, CryptoLogic’s President and CEO. “For the CryptoLogic team, it’s particularly exciting to earn the confidence of a popular and well-established gaming brand in a very competitive environment. CryptoLogic will work hard to keep this confidence — and to help Maharajah Club attract and retain loyal players.”

Under the agreement, made through CryptoLogic subsidiary WagerLogic, CryptoLogic will provide Maharajah Club with one of the Internet’s most extensive online casino and poker offerings. The companies expect to launch Maharajah Club’s new poker site by the summer, followed by the release of more than 10 of CryptoLogic’s top-performing casino games later in the year. CryptoLogic will implement a larger gaming suite for Maharajah Club, including non-downloadable poker and casino products, in 2009.

Maharaja Gaming has more than 25,000 active players today. The company expects the numbers to grow rapidly as more South Asian countries liberalize their gaming regulations and invest in their internet infrastructures.

“CryptoLogic’s reputation for industry-leading innovation makes this partnership exceptional – for our business and our players,” said Sachin Pawa, CEO of Maharaja Gaming. “CryptoLogic’s industry expertise will help us expand and broaden our competitive edge with Southeast Asian customers. Together, we will develop an extraordinary experience for our players.”

“Today’s announcement not only displays our commitment to expanding our European customer base, but also takes CryptoLogic to the forefront of the Southeast Asian gaming market,” said Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development.

About CryptoLogic((www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com. CryptoLogic’s common shares trade

{00048119 SML}TEL 353 (0) 1 631 9000 FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Maharajah Club (www.maharajahclub.com )

Maharajah Club, the highly rated and secure online casino website and internet poker room, is a South Asian- owned business operated by Maharajah Gaming and licensed to provide legal online casino gambling services by the Gaming Commission of Curacao, Netherlands Antilles.

###

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223 dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

{00048119 SML}